Exhibit 99.1

ANNOUNCEMENT

GERDAU S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) informs that the Gerdau Group has signed today a purchase agreement to acquire all capital stock of SIZUCA — SIDERÚRGICA ZULIANA, C. A., located in Ciudad Ojeda, Venezuela.

SIZUCA is a concrete reinforcing bars mini mill with an installed capacity of 300 thousand metric tons of crude steel and 200 thousand metric tons of rolled products per year. The outlay for the full capital stock of SIZICA was of US$ 92.5 million.

This acquisition is part of Gerdau’s growth strategy in the Americas and ensures its presence in a country with relevant economic growth.

Rio de Janeiro, June 18, 2007

Osvaldo Burgos Schirmer

Executive Vice President

Director of Investor Relations